
Mail Stop 3561

March 26, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Bo Chen
Chief Executive Officer
Bodisen Biotech, Inc.
Room 2001, FanMei Building
No. 1 Naguan Zhengjie
Xi'an, Shaanxi 710068
People's Republic of China

> **Re:** **Bodisen Biotech, Inc.**
> **Form 10-K for the year ended Dec. 31, 2008**
> **Form 10-K/A for the year ended December 31, 2008**
> **File No. 000-31539**

Dear Mr. Chen:

We have reviewed your response filed on March 5, 2010, and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K/A for the year ended December 31, 2008
Revenue Recognition, page F-10

1. We have reviewed your response in your letter of March 5, 2010 to staff comment 3. You state that you are continually evaluating your bad debt allowance based on current information and that you make "appropriate reserves for uncollectible accounts." You also state that you believe changing your revenue recognition policy due to a bad weather condition that does not occur frequently is not appropriate. However, in your letter dated September 15, 2009, your response to comment 3 of staff letter dated August 13, 2009, states that weather related natural disasters occur in different regions virtually every year. If your collectability is closely related to weather conditions, and those weather conditions are unpredictable, this representation appears inconsistent with your assertion that collectability of receivables is reasonably assured at the time the product is shipped. To further assist us in evaluating your assertion that your revenue recognition policy is appropriate, please provide us with a rollforward schedule of your accounts receivable and allowance for doubtful accounts for each individual quarterly period in 2008 and 2009. This schedule should be similar to that provided as of December 31, 2008, in your letter dated Nov. 19, 2009 in response to our comment 3. That is, please separately show individually significant increases and individually significant decreases in your allowance each quarter. Finally, in quarters during which significant recoveries have occurred (resulting in credits to bad debt expense during the period), please provide a brief description of the individually significant recoveries. Specifically, please indicate the approximate dates the original receivables were recorded and the approximate dates that the initial write-offs occurred. Clarify the extent to which these recoveries are the result of write-off that occurred in fiscal 2007, 2008 and 2009. We may have additional comments upon review of your response.

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You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief